Exhibit 12.1

CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31,

(in thousands)	2004		2003		2002		2001		2000

EARNINGS:
Income before income taxes	$221,332		$136,541		$144,838		$152,954		$91,268
ADD:
Minority interests	33,830		21,950		15,390		35,098		24,547
Fixed charges, as shown below	70,370		66,306		57,813		77,267		75,085
Redemptions received from equity method investees	65,158		35,939		37,689		30,104		41,250
Redemptions received from cooperatives and other investments	9,481		8,467		6,310		1,672		2,638
SUBTRACT:
Equity in income of investees	(79,022)		(47,299)		(58,133)		(28,494)		(28,325)
Noncash patronage refunds	(4,986)		(1,795)		(2,327)		(3,896)		(6,825)
Interest capitalized	(2,817)		(3,905)		(2,105)		(1,244)		(2,709)

EARNINGS AS ADJUSTED	$313,346		$216,204		$199,475		$263,461		$196,929

FIXED CHARGES:
Interest	$54,441		$52,580		$44,560		$62,680		$60,276
Amortization of debt costs expensed or capitalized	3,971		3,162		3,030		2,747		2,116
Appropriate portion (1/3) of rent expense	11,958		10,563		10,223		11,840		12,694

TOTAL FIXED CHARGES	70,370		66,305		57,813		77,267		75,086

PREFERRED DIVIDEND FACTOR:	9,339		5,539		276		—		—

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$79,709		$71,844		$58,089		$77,267		$75,086

RATIO	3.9	x	3.0	x	3.4	x	3.4	x	2.6	x